Exhibit 99.1
EnCana establishes substantial land and resource position
in two promising North American natural gas shale plays
EnCana names designated board members and executive teams for two new companies
Calgary, Alberta, (June 16, 2008) — EnCana Corporation (TSX, NYSE: ECA) has established a leading land and resource position in two of North America’s most exciting new natural gas resource plays, the Horn River Shale in northeast British Columbia and the Haynesville Shale in Louisiana and Texas. EnCana has drilled a series of exploration wells that has shown strong potential to deliver commercial volumes of natural gas.
“Recent exploration wells drilled by EnCana, its partners and industry, indicate these two resource plays hold the potential to eventually become amongst the largest in North America. Each of these plays has been compared in size and scope to the prolific Barnett Shale in north central Texas, which currently produces more than 3 billion cubic feet per day and continues to grow. EnCana has assembled large land positions in each of these emerging plays — 220,000 net acres in the heart of the Horn River Shale play and 325,000 net acres in the Haynesville Shale play fairway. These are very meaningful positions, each with the potential to ultimately achieve production levels approaching 1 billion cubic feet per day net to EnCana, which is comparable in size to the potential we have announced in our more-established plays at Montney in northeast B.C. and Deep Bossier in East Texas,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“The EnCana team has had tremendous success in finding and unlocking the potential of some of the largest new unconventional natural gas plays in North America. Incorporating these plays into EnCana’s already very strong portfolio has the potential to significantly accelerate EnCana’s growth rate to an even higher sustainable level. At the same time, we expect that as these plays mature in their development, they will have a positive impact on our already very low natural gas supply cost, thus ensuring profitability under a wide range of future prices. I am extremely proud of the achievements of our teams,” Eresman said.
Strong prices likely to enhance 2008 activity levels and capital investment
“With the strong production from across our resource plays, and higher than budgeted cash flow due to robust commodity prices, we expect to increase drilling and continue expanding our land holdings in our shale play areas. At the same time, we will continue to high-grade our portfolio of assets through the divestiture of non-core properties through the balance of 2008,” Eresman said.
EnCana largest landholder in Horn River natural gas play
EnCana discovered the Horn River natural gas play in 2003 and has since added extensive acreage to become the largest landholder in the northeast B.C. basin. In 2007 EnCana formed a 50/50 joint venture on a portion of the play with Apache Corporation. EnCana and Apache have been the most active drillers in the basin. Together they have drilled nine production wells. In the first quarter of 2008, Apache drilled three horizontal wells with initial natural gas test rates of 8.8 million cubic feet per day (MMcf/d), 6.1 MMcf/d and 5.3 MMcf/d. EnCana has drilled four additional wells that are currently in various stages of completion. The wells are drilled and completed using similar techniques to those successfully implemented in the Barnett Shale in Texas — large multistage fracs in long-reach horizontal wells. Although the first two of these recent four wells have just begun to flow, early results are indicating strong production potential.

“We have been working on this play for several years and have established a leading land and technology position in what we believe could become one of the most significant shale gas plays in North America. The Horn River Shale is an emerging play in a remote northern location that will require substantial road and pipeline installation before full-scale development can occur. Advances in our multi-stage fracturing and horizontal drilling are expected to improve the economics of the play in the months and years ahead. The B.C. government continues to work with industry setting the business foundation that helps advance these unconventional natural gas plays,” said Mike Graham, Executive Vice-President and President of Canadian Foothills Division.
Haynesville Shale potential could rival Barnett Shale
In the emerging Haynesville Shale, EnCana Oil & Gas (USA) Inc. acquired its first leases in 2005, drilled its first three vertical wells in 2006, and has been continually acquiring land. In 2007 EnCana Oil & Gas signed a 50/50 joint exploration agreement with Shell Exploration & Production, a division of Royal Dutch Shell. To date the companies have drilled three vertical and two horizontal wells and are currently operating two rigs in the area. EnCana plans to operate five rigs by year-end and it is in an industry-leading position in the play.
“EnCana is a leader in finding and developing natural gas resource plays, evidenced by the fact that we have captured large positions in substantially all of the major unconventional gas plays in North America. The potential of the Haynesville Shale play was established in February with the completion of our first horizontal well. The gas well flowed at an initial production rate of more than 8 MMcf/d, which would rank it amongst the most productive Barnett Shale wells. The Haynesville Shale is on the verge of transforming from an emerging play to one of significant commercial development, rivaling the quality and scope of the Barnett Shale play,” said Jeff Wojahn, Executive Vice-President and President, USA Division.
EnCana names designated board members and executive teams for two new companies
On May 11, 2008, EnCana announced that its Board of Directors had unanimously approved a proposal to split EnCana into two highly focused energy companies. One is a pure-play natural gas company with an outstanding portfolio of early life, North American natural gas resource plays, with a working name of GasCo. The other is a fully integrated oil company with industry-leading in-situ oilsands properties and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays. Its working name is IOCo. For further information on this transaction see the company’s website, www.encana.com.
EnCana has designated the following directors and executives for each of the companies:
GasCo Directors:
David P. O’Brien (Chairman), Randall K. Eresman, Claire S. Farley, Barry W. Harrison, Dale A. Lucas, Jane L. Peverett, Allan P. Sawin and Clayton H. Woitas.
GasCo Executives:
Randall K. Eresman, President and Chief Executive Officer; Sherri Brillon, Executive Vice-President and Chief Financial Officer; Mike Graham, Executive Vice-President and President, Canadian Division; Bob Grant, Executive Vice-President, Business Services, Canadian Division; Eric Marsh, Executive Vice-President, Business Services, USA Division; Bill Oliver, Executive Vice-President and Chief Corporate Officer; Bill Stevenson, Executive Vice-President and Chief Accounting Officer; Jeff Wojahn, Executive Vice-President and President, USA Division.
IOCo Directors:
Michael A. Grandin (Chairman), Ralph S. Cunningham, Patrick D. Daniel, Ian W. Delaney, Randall K. Eresman, Brian C. Ferguson, Valerie A.A. Nielsen, James M. Stanford, Wayne G. Thomson.

IOCo Executives:
Brian Ferguson, President and Chief Executive Officer; Ivor Ruste, Executive Vice-President and Chief Financial Officer; John Brannan, Executive Vice-President and President, Integrated Oil Division; Harbir Chhina, Executive Vice-President, In-situ Oil Development; Kerry Dyte, Executive Vice-President, General Counsel and Corporate Secretary; Judy Fairburn, Executive Vice-President, Environment & Strategic Planning; Sheila McIntosh, Executive Vice-President, Communications & Stakeholder Relations; Don Swystun, Executive Vice-President and President, Canadian Plains Division; Hayward Walls, Executive Vice-President, Organization & Workplace Development.
Gerry Protti will become Executive Advisor to IOCo. He will also be responsible for representation of IOCo in his current role as Chairman of the Canadian Association of Petroleum Producers (CAPP).
EnCana Corporation
With an enterprise value of approximately US$80 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed transaction described above in this news release, including management’s assessment of future plans and operations relating to GasCo and IOCo, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements and tables with respect to: the proposed transaction and expected future attributes of each of GasCo and IOCo following such transaction; the anticipated benefits of the transaction; future production growth; the potential success, production and timing of the Horn River and Haynesville natural gas shale plays; anticipated drilling; anticipated cash flow; anticipated resource potential; anticipated technological developments; anticipated supply cost; anticipated profitability and the anticipated directors and executives of GasCo and IOCo.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oilsands business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of GasCo and IOCo; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

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